UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

First Regional Bancorp

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

33615C

(CUSIP Number)

Steven J. Sweeney, Esq.
General Counsel
1801 Century Park East
Los Angeles, California  90067
(310) 552-1776

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 2, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33615C

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jack A. Sweeney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,302,923

	8.	Shared Voting Power 300,000

	9.	Sole Dispositive Power 3,219,814

	10.	Shared Dispositive Power 300,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,429,814

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 28.0%*

14.	Type of Reporting Person (See Instructions) IN

 *             The calculation is based on a total of 12,270,677 shares of Common Stock, which is the sum of (i) 11,926,109, the number of shares outstanding as of December 31, 2007 per the Issuer, and (ii) 344,568, the number of unissued shares the Reporting Person has the right to acquire within 60 days pursuant to the exercise of stock options granted pursuant to the Issuer’s 1999 Stock Option Plan.

Item 1.	Security and Issuer

This Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D of Jack A. Sweeney (the “Reporting Person”) relates to the common stock, no par value per share (the “Common Stock”), of First Regional Bancorp (the “Issuer”).  This Amendment No. 6 is being filed to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission on July 25, 1983 and previously amended by Amendment No. 1, filed August 25, 1998, Amendment No. 2, filed December 7, 1999, Amendment No. 3, filed December 23, 2003, Amendment No. 4, filed January 13, 2005, and Amendment No. 5, filed February 27, 2006 (as so amended, the “Schedule 13D”).

Item 2.	Identity and Background

Item 2(c) of the Schedule 13D is amended to add the following information:

Effective January 2, 2008, the Reporting Person relinquished his positions as Chief Executive Officer of the Issuer and its subsidiary, First Regional Bank.  The Reporting Person continues to serve as Chairman of the Board of both the Issuer and First Regional Bank, both of which are located at 1801 Century Park East, Suite 800, Los Angeles, California 90067.

Item 3.	Source and Amount of Funds or Other Consideration
N/A

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended to add the following information:

Effective January 2, 2008, the Reporting Person relinquished his positions as Chief Executive Officer of the Issuer and its subsidiary, First Regional Bank.  The Reporting Person continues to serve as Chairman of the Board of both the Issuer and First Regional Bank.  As a result of the Reporting Person’s relinquishment of such positions, the Issuer’s and First Regional Bank’s President, H. Anthony Gartshore, became Chief Executive Officer of both the Issuer and First Regional Bank.

In August 2006, the Issuer effected a three-for-one stock split.  As a result, all shareholders of the Issuer, including the Reporting Person, received two additional shares for each share owned as of the close of business on July 31, 2006.

On August 28 and 29, 2007, the Sweeney Foundation, a charitable foundation, sold 6,000 shares of Common Stock pursuant to open market sales at a price per share of $23.40.  The Board of Directors of the Sweeney Foundation is comprised of the Reporting Person, Marilyn J. Sweeney and Steven J. Sweeney.  Marilyn J. Sweeney is the Reporting Person’s wife and a member of the Board of Directors of the Issuer’s subsidiary, First Regional Bank.  Steven J. Sweeney is the Reporting Person’s son and the Issuer’s General Counsel, as well as Executive Vice President and General Counsel and a member of the Board of Directors of the Issuer’s subsidiary, First Regional Bank.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended to add the following updated information:

(a)           Mr. Sweeney beneficially owns 3,429,814 shares of Common Stock, representing 28.0% of the outstanding shares of Common Stock.  These shares include 2,790,915 shares held by Trust A-1 of the Sweeney Family Trust U/I 11/13/98 (“Trust A-1”), a revocable trust of which the Reporting Person is the settler, sole trustee and sole beneficiary; 210,000 shares held by Trust B of the Sweeney Family Trust U/I 11/13/98 (“Trust B”), a revocable trust of which the Reporting Person and Marilyn J. Sweeney are co-trustees and co-beneficiaries; 84,331 shares beneficially held by Mr. Sweeney in the Issuer’s 401(k) plan, all of which shares are vested; and 344,568 shares which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of stock options granted pursuant to the Issuer’s 1999 Stock Option Plan.  Marilyn J. Sweeney is the Reporting Person’s wife and a member of the Board of Directors of the Issuer’s subsidiary, First Regional Bank.  The percentage calculation is based on a total of 12,270,677 shares of

Common Stock, which is the sum of (i) 11,926,109, the number of shares outstanding as of December 31, 2007 per the Issuer, and (ii) 344,568, the number of unissued shares the Reporting Person has the right to acquire within 60 days pursuant to the exercise of stock options granted pursuant to the Issuer’s 1999 Stock Option Plan.  The number of the Issuer’s outstanding shares has been reduced, and thus the Reporting Person’s percentage interest has increased, as a result of the Issuer’s purchase of shares pursuant to its share repurchase program, first announced by the Issuer on July 30, 2007.

(b)           Mr. Sweeney has sole voting power with respect to 3,302,923 shares of Common Stock.  These shares include 2,790,915 shares held by Trust A-1; 84,331 shares beneficially held by Mr. Sweeney in the Issuer’s 401(k) plan; 344,568 shares which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of stock options granted pursuant to the Issuer’s 1999 Stock Option Plan; and 83,109 unallocated shares held for the benefit of employees of the Issuer’s subsidiary, First Regional Bank, pursuant to an Employee Stock Ownership Plan (“ESOP”).

The Reporting Person has shared voting power with respect to 300,000 shares of Common Stock.  These shares include 210,000 shares held by Trust B and 90,000 shares held by the Sweeney Foundation.  Shares held by the Sweeney Foundation are voted by majority vote of its Board of Directors.  For more information about the Sweeney Foundation, see Item 4, above, which is incorporated herein by reference.

The Reporting Person has sole dispositive power with respect to 3,219,814 shares of Common Stock.  These shares include all shares for which the Reporting Person has sole voting power, as described above, except for shares held in the Issuer’s ESOP.  The Reporting Person, as trustee of the Issuer’s ESOP, has no dispositive power or pecuniary interest in any of the ESOP shares and is not a participant in the ESOP.  The Reporting Person disclaims beneficial ownership of the ESOP shares, and this report shall not be deemed an admission that the Reporting Person is a beneficial owner of such shares for any purpose.

Mr. Sweeney has shared dispositive power with respect to 300,000 shares of Common Stock.  These shares include 210,000 shares held by Trust B and 90,000 shares held by the Sweeney Foundation.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is amended to add the following: The information set forth under Item 4, above, is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2008
Date
/s/ Jack A. Sweeney
Signature
Jack A. Sweeney
Name/Title